Mail Stop 4561


								September 8, 2005


By U.S. Mail and facsimile to 404-653-2877

Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation
75 Piedmont Avenue, N.E.,
Atlanta, Georgia  30302

Re:	Citizens Bancshares Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
	File No. 000-14535

Dear Mr. Cox:

      We have reviewed your response letter dated August 30, 2005 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 8 - Income Taxes, page 61

1. We note your supplemental response to comment 1 of our letter dated August 16, 2005. Please provide us with a full analysis comparing and explaining the differences between the information contained in your Form 10-K for the fiscal year ended December 31, 2004 and what was uncovered by your auditors to demonstrate a valuation allowance was not needed as of December 31, 2004.








Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Management`s Discussion and Analysis - Investment Securities, page
13

2. We note your supplemental response to comment 2 of our letter dated August 16, 2005. In view of the continuing decline of your agency preferred securities and fact they have no maturity date, please tell us your expected period of time sufficient for a recovery of fair value and how you determined your projections as of
December
31, 2002, 2003 and 2004.
* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant
Chief Accountant

Samuel J. Cox
Citizens Bancshares Corporation
September 8, 2005
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